FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number _____ 0-16174 _____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

www.tevapharm.com



TEVA PHARMACEUTICAL INDUSTRIES LTD.



Website: **www.tevapharm.com**

Elana Holzman
Teva Pharmaceutical Industries Ltd.
Tel.   972 (3) 926-7554
elana.holzman@teva.co.il

Kevin Mannix
Teva North America
Tel.   (215) 591-8912
kevin.mannix@tevausa.com

Website: **www.kowa.co.jp**

Public Relations Department
Kowa Company, Ltd.
Tel.   81 (3) 3279-7005
Fax   81 (3) 3279-7250

**Teva and Kowa Announce Strategic Partnership to
Create a Leading Generic Pharmaceutical Company in Japan**

-- Goal to Reach Sales of $1 Billion in 2015 --

Jerusalem, Israel, and Tokyo, Japan, September 24, 2008 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Kowa Company, Ltd. today announced that they have signed a definitive agreement to establish a leading generic pharmaceutical company in Japan. The company, Teva-Kowa Pharma Co., Ltd. will seek to leverage the marketing, research and development, manufacturing and distribution capabilities of each company to become a broad based supplier of high quality generic pharmaceutical products for the Japanese market and reach sales of $1 billion in 2015.   Each company will have a 50% stake in Teva-Kowa Pharma, which will become operational in 2009.

"Combining Kowa's knowledge of and established reputation within the Japanese market with Teva's global leadership and expertise in generics should enable us to maximize the opportunity available in this important growth market," said **Shlomo Yanai, Teva's President and Chief Executive Officer**. "Our objective is to provide the Japanese generic market, which is expected to double in volume in the next 5 years, with high quality and affordable pharmaceuticals, supporting the government's stated objective of increasing generic penetration. This strategic partnership is an important milestone in executing Teva's five year strategic plan, as it provides a robust platform for Teva to further strengthen its global leadership and establishes a strong presence in the Japanese market."

Yoshihiro Miwa, Kowa's President and Chief Executive Officer, added, "I am delighted to be able to report this agreement with Teva, the world's top generic pharmaceutical company, which will enable us to offer high quality generic pharmaceutical products to patients in Japan. The strategic alliance between Kowa and Teva will leverage both companies' respective strengths to meet the needs of medical institutions and patients for high quality and cost-effective generic pharmaceuticals. For Kowa, this agreement will enhance our efforts to establish a strong management platform to support diversified business operations in the prescription, over-the-counter and generic pharmaceutical products areas. By combining our respective capabilities in a new company, Kowa and Teva are creating a unique business model and a robust base in Japan's generic pharmaceuticals market."

Japan is the second largest pharmaceutical market in the world, valued at approximately $80 billion (1$=100 JPY). Generics represent only 5.7% in value (approximately $4.6 billion) or 16.9% in volume in 2006 according to the IMS and the data from the Japanese Generics Manufacturing Association. In 2007, the Ministry of Finance announced a plan to double generic utilization to 30% by 2012.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

About Kowa

Kowa Company, Ltd. started operations as a cotton wholesaler in Nagoya in 1894 and has currently grown into a multinational Japanese company with approximately 50 affiliated companies. Kowa actively engages in various businesses from two main aspects: Merchandise which deals with daily commodities like textile goods, machinery, building materials and chemical products, and Maker which manufactures and sells innovative pharmaceutical products, OTC products, consumer healthcare products, electro-optical apparatus and information and communication systems. For pharmaceutical business, Kowa is responsible for sales and marketing of innovative drugs and focuses on promoting cardiovascular drugs, such as treatment drug for hypercholesterolemia "Livalo tablet" and hypertension drug "Olmetec tablet" through its wholly owned subsidiary, Kowa Pharmaceutical Co. Ltd. In addition, Kowa has focused on lifestyle diseases (arteriosclerosis, kidney disorder and diabetes) as main strategic therapeutic area for research and development. Kowa is also responsible for sales and marketing of OTC and consumer healthcare products such as Cabagin KOWA, Vantelin KOWA, Q&P KOWA etc through another wholly owned subsidiary, Kowa Shinyaku Co. Ltd with the concepts of conditioning medication/self-care medication for the contribution of maintaining and controlling health condition of people. Paid-in Capital 3,840 million yen, Annual Sales, 221.4 billion yen (Consolidated in FY2007), Total number of employee 4,432 (As of end of March 2008 (consolidated). Please refer further information at http://www.kowa.co.jp/.


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
              (Registrant)

By: /s/ Eyal Desheh
                      Name: Eyal Desheh
                      Title: Chief Financial Officer

Date: September 24, 2008